Mail Stop 3561

July 18, 2007

Michael J. Chesser, Chief Executive Officer
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, Missouri 64106

> **Re: Great Plains Energy Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 26, 2007**
> **File No. 333-142715**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **File No. 001-32206**
>
> **Kansas City Power & Light Company**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **File No. 000-51873**

Dear Mr. Chesser:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement on Form S-4 and Preliminary Proxy Statement on Schedule 14A

As a Participant in the Great Plains Energy Incorporated Cash or Deferred…, page 8

1. We note your response to comment 5 in our letter dated June 7, 2007. Please include the first paragraph of that response in your document to explain what you mean when you refer to the fiduciary responsibilities of the plan trustee to plan participants in the context of unvoted shares.

<u>Conditions to the Completion of the Merger, page 13</u>

2. We note your response to comment 9 in our letter dated June 7, 2007. In your
    updated disclosure, you state that several of the conditions you mention depend
    on factors beyond your control, including the receipt of regulatory consents.
    Please disclose the other conditions to the completion of the merger or asset sale
    that are beyond your control as well.

<u>Legal Proceedings Related to the Transactions, page 16</u>

3. We note your response to comment 10 in our letter dated June 7, 2007. In the
    new disclosure on page 173, you state that discovery has been suspended
    indefinitely by the court in the class action law suit entitled, <u>Jolly Roger Fund LP
    et al. v. Aquila, Inc. et al</u>. Please discuss the reason or reasons that discovery has
    been suspended and what this means for the continuation of the suit. In this
    regard, we note recent statements in the press that the parties are discussing
    settlement of these claims.

<u>Unaudited Comparative Per Share Data, page 25</u>

4. We note your response to comment 11 in our letter dated June 7, 2007. Please
    revise to present <u>equivalent</u> pro forma per share data for Aquila, Inc. or explain
    how your calculation complies with the Instructions to paragraphs 3(e) and 3(f) of
    Form S-4. Additionally, please advise why you did not present historical book
    value per share for you or Aquila at December 31, 2006.

<u>Background of the Merger, page 50</u>

5. We note your response to comment 12 in our letter dated June 7, 2007. In your
    new disclosure in the third full paragraph on page 52, you state that you selected
    Black Hills Corporation as your strategic partner for a combined bid in the
    auction process to purchase Aquila, Inc. Please disclose the background
    information, including the discussions, meetings, and any other relevant
    information, regarding the manner in which you garnered the involvement of
    Black Hills in this acquisition and why you chose to proceed with Black Hills, as
    opposed to any of the other strategic parties from whom you sought solicitations
    of interest. Also, as previously requested, please disclose who controls Black
    Hills.

6. We note your response to comment 18 in our letter dated June 7, 2007. You state
    that Aquila, Inc.'s management provided your board a summary of the key terms
    of the merger agreements previously provided to the bidders, the structure and
    type of consideration, the potential partnering arrangements, and the

representations and warranties. Please provide a brief description of this summary.

Great Plains Energy Incorporated Notes to Unaudited Pro Forma Condensed…, page 188

Note 4.O, page 193

7. We note your response to comment 32 in our letter dated June 7, 2007. Your response indicates Aquila, Inc.'s management concluded that its unrecognized prior service cost and net actuarial gain/loss in Missouri were not probable of recovery under the current "ERISA minimum contribution" recovery method. As you recorded a regulatory asset for these amounts in your pro forma adjustments, it appears that assessment has changed. If our understanding is correct, please explain to us in detail why you expect these costs to be probable of recovery through rates and whether the merger had any impact on that assessment. If our understanding is incorrect, please clarify. We may have further comment.

Where you can find more information, page 216

8. Please ensure that you update this discussion to incorporate the most recent current reports you filed.

Exhibit 5.1

9. We note your response to comment 35 in our letter dated June 7, 2007. Please have counsel remove the qualifications in the first two sentences of the second-to-last paragraph. As indicated currently, counsel may not qualify its opinion with respect to factual matters that may change between the time of the opinion and the closing of the transaction. The only qualification of this sort that counsel may include in the legal opinion is that the opinion is valid and counsel has no duty to update the opinion's information following the registration statement's date of effectiveness.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 9. Equity Compensation, page 96

10. We note your response to comment 48 in our letter dated June 7, 2007. Based on paragraph B93 of SFAS 123R, compensation expense should be based on the grant date fair value of the award, which in concept includes the present value of dividends. However, since you subtract the present value of dividends in calculating compensation cost at the grant date and you do not give effect to the dividend shares that will be issued when the restrictions lapse, it appears you are understating compensation expense. Based on the above cite, it appears you

should subtract the present value of dividends in calculating compensation expense only in those circumstances in which the employee forgoes the dividend during the restricted period and does not receive additional shares or cash. In your case, the employee receives dividends that were earned during the restricted period. Please revise your accounting or, if you do not agree, explain to us in detail how your accounting complies with paragraph B93 of SFAS 123R.

Note 20. Common Shareholders' Equity, page 118

11. We note your response to comment 50 in our letter dated June 7, 2007, and we note you concluded that the forward sale agreement qualifies for the scope exception in paragraph 11.a of SFAS 133. As the settlement amount of the forward sale agreement is based, in part, on a floating interest factor equal to the federal funds rate less a fixed spread, please explain to us in detail how you concluded this instrument is indexed <u>solely</u> to your own stock, as contemplated in paragraph 11.a.(1) of SFAS 133. In your response, please explain your consideration of the guidance in paragraph 286 of SFAS 133, which requires derivative treatment for contracts that provide for settlement in shares of an entity's stock but that are indexed in part to something other than the entity's stock.

*   *   *   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Nancy A. Lieberman, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile